August 23, 2024

VIA CORRESPONDENCE

Stephen Kim
Doug Jones
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Company Limited Form 20-F for the Fiscal Year Ended December 31, 2023 Filed April 9, 2024 File No. 001-41445

Dear Mr. Kim and Mr. Jones:

This letter sets forth the response of Jianzhi Education Technology Group Company Limited (the “Company”) to the comments contained in the letter dated August 12, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”).

For ease of review, the Company has set forth below the comments of the Staff’s letter and its responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2023

Financial Statements, page F-1

1.	Please amend the filing to include a report of independent registered public accounting firm for the financial statements as of and for the fiscal year ended December 31, 2022.

Response: In response to the Staff’s comment, the Company has amended the filing to include a report of independent registered public accounting firm for the financial statements as of and for the fiscal years ended December 31, 2022 and 2023.

* * *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at wanghuichao@jiuye.net, or our U.S. counsel, Steve Lin at Kirkland & Ellis International LLP, at +8610 5737 9315 (office) or +86 186 1049 5593 (mobile). Thank you.

Very truly yours,

By:	/s/ Huichao Wang
	Name:	Huichao Wang
	Title:	Chief Financial Officer

cc:	Yong Hu, Chief Executive Officer of Jianzhi Education Technology Group Company Limited

Steve Lin, Esq., Kirkland & Ellis International LLP

Huang Li, Partner, WWC, P.C.